UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 26 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	26th July 2011

ALLIED IRISH BANKS, P.L.C.

Extraordinary Meeting

EXECUTIVE CHAIRMAN MR. DAVID HODGKINSON'S SPEECH

("AIB") (NYSE: AIB)  Chairman's speech to AIB Extraordinary General Meeting in AIB Group, Bankcentre, Ballsbridge, Dublin 4, Ireland

Check against delivery

Good morning ladies and gentlemen and welcome.

My name is David Hodgkinson, and I am the Executive Chairman of AIB.

We have significant business to conduct today with two separate meetings, so, before we commence with proceedings, allow me to explain the sequence of events as they will occur.

We will shortly commence with the EGM at which you will be requested to consider and vote upon 7 separate but inter-conditional resolutions to facilitate the receipt of capital from the State.

When the EGM finishes, we will break for between 20 and 30 minutes to collect your votes and to allow you to stretch your legs.  Some light food and refreshments will be available during this break.

We will then commence the AGM and carry on until all business is complete.  You will then be requested to vote on the AGM resolutions.

Some further refreshments will be available at the end of the proceedings.

You will be given every opportunity during both meetings to comment and/or ask questions.

We have a quorum, so I now formally open the EGM.

The Notice of the Meeting was posted to Shareholders on the 2nd of July 2011, and so I will dispense with its formal reading.

I'm joined on the platform on my far right by Paul Stanley, our Acting Chief Financial Officer, to my immediate right by Bernard Byrne, Director of Personal & Business Banking, to my immediate left by David O'Callaghan, our Company Secretary, and on my far left by Bryan Sheridan, our Group Law Agent.

The other Directors are present in the room, with the exception of Mr. Collier, who sends his apologies.

In my capacity as your Chairman, I want to repeat very clearly that my colleagues on the AIB Board, and I, wish to express our deep regret to all our shareholders for the events which have led us to the position we are in today.

We remain acutely conscious of the enormous erosion in shareholder value which has occurred and the real hardship for many shareholders brought about as a result.

It has to be said yet again by people like me, so that we cannot forget, that serious mistakes were made in this Bank which can't be allowed to happen again.

The Government has had to put an enormous amount of taxpayers' money into AIB in order that we can help put things right both for our customers and the wider economy.

So AIB exists today on the strength of the support of the Irish Government on behalf of taxpayers.

I will again put on record our acknowledgement of, and gratitude for, that support and for the key role that the Government and taxpayers continue to play in helping us deal with the unprecedented events which this Company faces.

In turn, the Government rightly expects rigorous governance, protection of its investment and appropriate behaviour by the Company's board and management.

Also too, that the bank should play as big a part as it can in the recovery of the economy.

These are the minimum expectations also of our many shareholders and customers.

I can tell you that my Board colleagues, Senior Management and I, all subscribe to the Government's expectations and, so, the Bank is going through an extensive restructuring programme that incorporates organisational size, staff, business focus, culture and governance, all of which is designed to prevent a repeat of the disastrous and far reaching crisis.

However, I am also realistic about the scale of the challenge and it will take time to get us to where we need to be, but I am confident that our efforts will ultimately be successful.

The new pillar bank has been formed, including our new subsidiary, the EBS, and we will have very strong capital ratios that put us in a position to aggressively seek out deposits from at home and abroad with renewed confidence and to demonstrate safety and security to depositors.

At present those depositors remain distracted by the sovereign story but that will abate as a consequence of the Irish Government continuing to do the right things and what I hope will be a cohesive response across Europe to the wider-European problems.

We look forward as a pillar bank to playing a leading role in attracting funds back to Ireland.

Since I met with you here in November last year, immediately following my appointment as Executive Chairman, there have been many developments which have significantly altered the fabric of AIB.

The level of change is apparent in that there is no member of the executive committee, the bank's top executive team, that was in office before 2010. At Board level, following this afternoon's AGM, there will not be any Board members remaining that were in place prior to 2009.

We have moved to change the structure of the organisation to put customers at the heart of what we do. The customer facing businesses are being supported centrally by specialist functions and services.

Our risk framework and policies are being significantly strengthened so that the problems we suffered can never recur.

The non-core unit is in place and performing ahead of expectations.  Non-core assets are those that no longer fit with AIB's new strategic direction, and some businesses or portfolios which represent excessive risk or offer a poor return profile.  These businesses will be disposed of, wound down or reduced in size over time.

A specially designated transformation delivery unit is also up and running and transformation priorities have been agreed.

Top management appointments have now been made following a very rigorous selection process which has closely examined people's leadership values and behaviours.

We have a good mix of people from inside and outside AIB with many internal AIB people taking on new or changed responsibilities.

Following these changes, AIB will have a strong foundation from which a profitable business can be rebuilt and will be well positioned in the market as one of the two pillar domestic Irish banks.
And our intention is to achieve these changes without losing sight of our key objectives of supporting our customers through this challenging period and helping to revitalise the national economy.

Both business and personal customers have been sending us a strong message through workshops, seminars and focus groups held around the country, that they want better access to well trained people who can engage constructively with them.

To make that possible, we need to improve our processes and, in particular, we have begun paying yet further attention to this in dealing with mortgage customers in arrears and providing support and access to SMEs.

In relation to mortgage arrears AIB has now fully implemented the standards set out by the regulator for ensuring all banks are dealing with customers in difficulty with their mortgage arrears in a professional and timely manner.

We are providing increased training to our staff and we are now encouraging customers who feel they are already in difficulty with their mortgage, or who are aware of changes in their circumstances in the short or medium term that will put them into difficulty, to contact us so that together we may consider the options available.

This is a very stressful situation for customers and we will do all we can to ensure that AIB provides professional support to customers when they come to us to discuss this issue.

In relation to small and medium-sized businesses, we must provide genuine access and assistance.

Our customers feel disconnected and even though there is money to lend, people feel they cannot get access to it.

So we have to help our customers better understand the information we need so that we can lend to them.  We also need to make interaction between our customers and ourselves easier and more productive.

So far, in pursuit of that vital goal, we have simplified the processes for customers.  We are tracking and following up on all loan requests by businesses.  We are better training staff to deal with businesses and deploying them where they are most needed.

Our aim is to demonstrate that we want to lend and to re-establish ourselves as trusted advisers to our customers and supporters of viable businesses.

To achieve our objectives, we require capital.

We are now nearing the end of a long sequence of capital raising actions that has included business acquisitions and disposals, and a series of liability management exercises that has seen us buy back virtually all of our subordinated debt at a significant discount for bondholders.

Today, we are seeking shareholder approval for the final action in the recapitalisation of AIB and our new subsidiary, the EBS.

In March, the Central Bank stated that it had set a new capital target for AIB and EBS, requiring an additional €14.8 billion in Core Tier 1 Capital.

The raising of this additional capital will be achieved by way of;

1.	a Placing of shares with the National Pensions Reserve Fund Commission on behalf of the State, which will generate €5 billion in capital, in return for the issue of 500 billion new Ordinary Shares;

2.	the issue of Contingent Capital Notes to the Minister for Finance, which will generate €1.6 billion;

3.	Liability Management Exercises during May and June of this year, a form of burden-sharing in which the Bank buys back its debt from subordinated bond holders at a discount, and which will have generated over €2 billion in capital;

and

4.	a capital contribution to be made by the State to make up the balance of the required €14.8 billion, once the Minister is satisfied that an appropriate level of burden-sharing has been achieved with the bondholders.

Should the resolutions be approved today, and arising from the issue of the new shares, the Government will own 99.8% of the total issued Ordinary Shares.

By strengthening the Group's capital position, the Directors believe that the Proposals should facilitate the Group's objective of providing for a sustainable future as a systemically important bank, which will continue to support our customers and contribute to economic recovery.

In forming this belief, the Board has taken into account the absence of any viable alternatives to raise the necessary capital to meet the Central Bank requirement, and also the fact that the sole provider of the required capital, the State, is willing to provide the requisite capital on the terms described in the Circular only.

Accordingly, the Board recommends to Shareholders that you vote in favour of the Resolutions.

We will now hear questions and comments from the floor, following which we'll consider and vote upon the resolutions.

My intention is to allow as many people as possible to speak and to try and respond to your questions and comments as clearly as I possibly can.

So, first question please…..

ENDS-

For further information please contact:

Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 26 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.